Schedule A

to the

Sub-Advisory Agreement

by and between

Exchange Traded Concepts LLC

and

Penserra Capital Management LLC

Revised December 14, 2017

Sub-Advisory Fee. Pursuant to Section 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate based on a percentage of the average daily net assets of each Fund as follows:

Fund	Rate	Effective Date
Knowledge Leaders Developed World ETF	The greater of 6 bps or $25,000 annual minimum	July 8, 2015
James Biblically Responsible Investment ETF	The greater of: 5 bps on first $100 million 4 bps on next $100-500 million 3 bps on $500 million-$1 billion 2 bps on assets greater than $1 billion OR $18,000 annual minimum	December 20, 2017

Agreed and Accepted:

ADVISER:		SUB-ADVISER:
Exchange Traded Concepts, LLC		Penserra Capital Management LLC
By:	/s/ J. Garrett Stevens	By:	/s/ Dustin Lewellyn

Name: J. Garrett Stevens		Name: Dustin Lewellyn
Title: Chief Executive Officer		Title: Chief Investment Officer